April 10, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran Brown

 Christina DiAngelo

Re:	Nuveen Municipal High Income Opportunity Fund

(the “Registrant” or the “Acquiring Fund”);

File No. 333-186450

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. (“Vedder Price”) on March 25, 2013 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on March 21, 2013 on Form N-14 relating to the issuance of common shares in connection with the proposed reorganization of Nuveen Municipal High Income Opportunity Fund 2 (the “Target Fund”) into the Acquiring Fund (the “Reorganization”). The Acquiring Fund and Target Fund are referred to herein each as a “Fund” and together as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement.

To the extent that the comments set forth below apply to the preliminary proxy statements related to the Reorganization and filed by each of the Target Fund and the Registrant on March 27, 2013 (the “Preliminary Proxy Statements”), the disclosure revisions identified in responses below shall be incorporated, to the extent applicable and relevant, into the definitive proxy statements to be filed by each of the Target Fund and the Registrant. Similarly, the responses to the comments provided telephonically by the staff of the Commission to Vedder Price on April 9, 2013 with respect to the Preliminary Proxy Statements (identified as comments 10 through 12 below), should be understood to apply to the Registration Statement, to the extent applicable.

Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: In the sub-section “Expenses Associated with the Reorganization,” please remove disclosure of the payback period of 6 months.

Response: The Registrant has removed the disclosure in response to the staff’s comment.

(2)	Comment: Please explain “total investment exposure to municipal bonds” in the lead-in narrative to the “Credit Quality” chart in the sub-section “Comparison of the Acquiring Fund and the Target Fund.”

Response: The Registrant has added disclosure in response to the staff’s comment.

(3)	Comment: In the Answer to the Question “What are the potential benefits of the Reorganization to common shareholders?” in the Q&A Section, please clarify the source of “enhanced total returns” (e.g., expense savings).

Response: The Registrant has revised the disclosure in response to the staff’s comment to clarify that expense savings are the primary reason for potential enhanced return.

(4)	Comment: Please confirm and disclose the weighted average maturities of the two funds’ portfolios as of a recent date.

Response: The Registrant has added disclosure in response to the staff’s comment. For the information of the staff, as of October 31, 2012, the weighted average maturities of the Acquiring Fund’s and Target Fund’s portfolios were 21.78 and 21.95 years, respectively.

(5)	Comment: Please confirm in supplemental correspondence that the derivatives techniques disclosed sub-section “Portfolio Investments—Derivatives” are the only derivatives strategies that are principal strategies.

Response: Registrant confirms that all derivatives techniques that may be considered principal strategies are described in the captioned section.

(6)	Comment: Please carry over the detail regarding how greater economies of scale increase “flexibility in managing the structure and costs of leverage over time” from the Answer to the Question “What are the potential benefits of the Reorganization to common shareholders?” in the Q&A Section to the sub-section “Reasons for the Reorganization.”

Response: The sub-section “Reasons for the Reorganization” sets forth the Board’s considerations in approving the Reorganization, based solely on the record (i.e., the minutes of the Board meeting held on December 13, 2012). As clarified by a revision to the Answer to the Question “What are the potential benefits of the Reorganization to common shareholders?” in the Q&A Section, which states that “[t]he investment adviser to the Funds and/or each Fund’s Board believe that the proposed Reorganization is expected to offer the following potential benefits to common shareholders of the Funds”, the Answer also reflects the views of management. Accordingly, the Registrant respectfully declines to add the detail regarding how greater economies of scale increase “flexibility in managing the structure and costs of leverage over time” from the Answer to the sub-section “Reasons for the Reorganization.”

(7)	Comment: Please provide supplemental correspondence discussing the circumstances under which the Funds would count investments in derivatives contracts towards satisfaction of the 80% requirement of Rule 35d-1 under the 1940 Act.

Response: The Registrant believes that the overriding policy purpose of Rule 35d-1 is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment provides investors with a risk/return profile that is commensurate with the focus suggested by its name. Accordingly, when evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In many instances, this amount will be the mark-to-market value of the instrument. In some cases, however, the notional value will be more indicative of the investment exposure of the fund. For example, if the Registrant is the seller of a credit default swap, then the Registrant would be obligated to pay the par (or agreed upon) value of the underlying reference obligation in the event of certain credit events. In such a case, as a seller, the Registrant would be subject to investment exposure on the notional amount of the swap.

(8)	Comment: Please confirm in supplemental correspondence whether the 10% limit in the sub-section “Portfolio Investments—Other Investment Companies” applies to all pooled vehicles (e.g., 3(c)(1) or 3(c)(7) funds) or just to registered investment companies.

Response: The Registrant confirms that the 10% limit applies to registered investment companies; however, the Registrant notes that its ability to invest in other types of pooled vehicles is not a principal strategy of the fund and Registrant has not historically invested in such vehicles to any material degree.

(9)	Comment: Please disclose in the “Portfolio Manager” section of the statement of additional information whether the performance-based component of the “annual cash bonus” for which the Funds’ portfolio manager is eligible is based on pre-tax or after-tax investment performance.

Response: The Registrant has added disclosure in response to the staff’s comment to clarify that such payments are based on pre-tax performance.

Comments provided telephonically by the staff of the Commission to Vedder Price P.C. on April 9, 2013 with respect to the Preliminary Proxy Statements:

(10)	Comment: In the Answer to the Question “Do the Funds have similar investment objectives and policies?” in the Q&A Section, please disclose any differences in the Funds’ investment policies or confirm supplementally that there are no such differences.

Response: For the information of the staff and as disclosed in the Registration Statement and the Preliminary Proxy Statements, the Acquiring Fund and the Target Fund have similar investment objectives and policies. The Registrant does not believe that there are material differences in the Funds’ investment policies that warrant disclosure in the Q&A Section.

(11)	Comment: Please confirm that the cross-references to the appendices in the Preliminary Proxy Statements are correct.

Response: The Registrant and the Target Fund have corrected the cross-references to the appendices in the definitive proxy statements.

(12)	Comment: Please expand the disclosure under the sub-section “Comparative Risk Information” to explain the risks identified therein and provide summary disclosure regarding other applicable principal risks.

Response: The Registrant has added disclosure in response to the staff’s comment.

Please	direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/Nathaniel Segal